l:\secfiles\11-K\gmssp\salemp93.doc 11

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549-1004
                                      FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934


For the fiscal year ended December 31, 1993
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 2-14960
                       -------



                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES
                   ----------------------------------------------
                              (Full title of the plan)


                             General Motors Corporation
                   767 Fifth Avenue, New York, New York 10153-0075
                 3044 West Grand Blvd., Detroit, Michigan 48202-3091
                 ---------------------------------------------------
                 (Name of issuer of the securities held pursuant to
                      the plan and the address of its principal
                                 executive offices)



Registrant's telephone number, including area code (313)-556-5000


          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                              David J. FitzPatrick
                                              Chief Accounting Officer
                                              General Motors Corporation
                                              3044 West Grand Blvd.
                                              Detroit, Michigan  48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------

(a)  FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES         Page No.
     ------------------------------------------------------         --------

     General Motors Savings-Stock Purchase
       Program for Salaried Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .      3
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1993 and 1992      4
         Statements of Net Assets Available for Benefits,
           December 31, 1993 and 1992. . . . . . . . . . . . . . .      8
         Notes to Financial Statements . . . . . . . . . . . . . .     12
         Supplemental schedules:
           Item 27a-Schedule of Assets Held for Investment
             Purposes, December 31, 1993 . . . . . . . . . . . . .     18
           Item 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1993. . . . . . . . . . . . .     20
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Consent of Independent Auditors. . . . . . . . .     21




                                      SIGNATURE


     The Program. Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             General Motors Savings-Stock
                                             Purchase Program for Salaried
                                             Employees in the United States
                                             -----------------------------
                                                     (Name of plan)



Date   June 29, 1994              By:

                                             s/John F. Smith, Jr.
                                             -----------------------------
                                             (John F. Smith, Jr., Chairman
                                             President's Council)

INDEPENDENT AUDITORS' REPORT
- ----------------------------

General Motors Savings-Stock Purchase Program for Salaried Employees in the United States:


We have audited the accompanying statements of net assets available for benefits of the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Program at December 31, 1993 and 1992 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for purposes of additional analysis of the basic financial statements rather than to present net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules of assets held for investment purposes and reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and the supplemental schedules are the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated when considered in relation to the basic financial statements taken as a whole.



s/DELOITTE & TOUCHE
DELOITTE & TOUCHE

Detroit, Michigan
June 24, 1994

                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                    FOR THE YEAR ENDED DECEMBER 31, l993
                                                                            Supplemental Information By Fund
                                                                   ------------------------------------------------
                                                                       U.S.         Diversified
                                                                    Government    U.S. Government   GM Common Stock
                                                       Total*      Savings Bonds    Securities     $1-2/3 Par Value
                                                   --------------  -------------  ---------------  ----------------

INVESTMENT INCOME:
  Dividends . . . . . . . . . . . . . . . . . . .     $97,591,555             $-               $-       $66,625,916
  Interest. . . . . . . . . . . . . . . . . . . .     235,039,750        404,381       20,822,354           379,391
                                                    -------------      ---------      -----------     -------------
      Total investment income . . . . . . . . . .     332,631,305        404,381       20,822,354        67,005,307
                                                    -------------      ---------      -----------     -------------
NET APPRECIATION (DEPRECIATION) ON ASSETS
  HELD, SOLD, OR DISTRIBUTED TO PARTICIPANTS. . .   2,003,438,120              -      (4,408,519)     1,939,432,919
                                                    -------------      ---------      -----------     -------------
SAVINGS AND CONTRIBUTIONS:
  Employee after-tax savings  . . . . . . . . . .      87,566,052      1,044,540        4,736,198        37,744,289
  Tax deferred contributions  . . . . . . . . . .     211,605,548        504,371        8,451,567        81,107,407
  Employer contributions. . . . . . . . . . . . .      43,804,598              -                -        43,804,598
                                                    -------------      ---------      -----------     -------------
      Total savings and contributions . . . . . .     342,976,198      1,548,911       13,187,765       162,656,294
                                                    -------------      ---------      -----------     -------------
DISTRIBUTIONS TO PARTICIPANTS (net of
  forfeitures and portion of employer
  contributions and earnings thereon which were
  not earned out by withdrawing employees). . . .   (362,598,110)    (1,371,407)     (15,540,063)     (165,100,649)
                                                    -------------      ---------      -----------     -------------
TRANSFERS BETWEEN INVESTMENT OPTIONS. . . . . . .               -              -      (5,853,801)     (886,362,957)
                                                    -------------      ---------      -----------     -------------
NET INCREASE (DECREASE) . . . . . . . . . . . . .   2,316,447,513        581,885        8,207,736     1,117,630,914
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING
  OF THE YEAR . . . . . . . . . . . . . . . . . .   7,033,677,601      6,043,144      279,171,459     3,022,950,192
                                                    -------------      ---------      -----------     -------------
NET ASSETS AVAILABLE FOR BENEFITS AT END
  OF THE YEAR . . . . . . . . . . . . . . . . . .  $9,350,125,114     $6,625,029     $287,379,195    $4,140,581,106
                                                    =============      =========      ===========     =============

* Includes amounts shown on page 5.

                                       Reference should be made to the Notes to Financial Statements.


                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                                                    FOR THE YEAR ENDED DECEMBER 31, l993

                                                              Supplemental Information By Fund
                                  ------------------------------------------------------------------------------------------
                                   GM Class E     GM Class H       Income          Equity        Guaranteed     Participant
                                  Common Stock   Common Stock       Fund         Index Fund   Income Contracts     Loans
                                  ------------   ------------   ------------   -------------  ----------------  ------------
INVESTMENT INCOME:
  Dividends......................  $6,752,737      $3,733,789             $-    $20,479,113                $-            $-
  Interest.......................      90,560          24,329    183,978,162         90,928         1,137,174    28,112,471
                                  -----------     -----------  -------------    -----------        ----------   -----------
      Total investment income....   6,843,297       3,758,118    183,978,162     20,570,041         1,137,174    28,112,471
                                  -----------     -----------  -------------    -----------        ----------   -----------
NET APPRECIATION (DEPRECIATION)
  ON ASSETS HELD, SOLD, OR
  DISTRIBUTED TO PARTICIPANTS....(52,485,963)      69,740,958              -     51,158,725                 -             -
                                  -----------     -----------  -------------    -----------        ----------   -----------
SAVINGS AND CONTRIBUTIONS:
  Employee after-tax savings.....   6,969,330       2,101,326     23,197,376     11,772,993                 -             -
  Tax deferred contributions.....  24,498,545       7,130,336     51,956,326     37,956,996                 -             -
  Employer contributions.........           -               -              -              -                 -             -
                                  -----------     -----------  -------------    -----------        ----------   -----------
      Total savings and
         contributions...........  31,467,875       9,231,662     75,153,702     49,729,989                 -             -
                                  -----------     -----------  -------------    -----------        ----------   -----------
DISTRIBUTIONS TO PARTICIPANTS
  (net of forfeitures and portion
  of employer contributions and
  earnings thereon which were
  not earned out by withdrawing
  employees).....................(20,508,037)     (6,529,011)  (115,221,760)   (30,985,323)         (502,724)   (6,839,136)
                                  -----------     -----------  -------------    -----------        ----------   -----------
TRANSFERS BETWEEN INVESTMENT
  OPTIONS........................  71,138,604       8,979,616    731,047,854     86,123,293       (6,559,786)     1,487,177
                                  -----------     -----------  -------------    -----------        ----------   -----------
NET INCREASE (DECREASE)..........  36,455,776      85,181,343    874,957,958    176,596,725       (5,925,336)    22,760,512
NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF THE YEAR.................... 515,409,111     134,166,268  2,010,744,727    649,166,146        13,750,840   402,275,714
                                  -----------     -----------  -------------    -----------        ----------   -----------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END
  OF THE YEAR....................$551,864,887    $219,347,611 $2,885,702,685   $825,762,871        $7,825,504  $425,036,226
                                  ===========     ===========  =============    ===========        ==========   ===========

                                       Reference should be made to the Notes to Financial Statements.


                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                    FOR THE YEAR ENDED DECEMBER 31, l992
                                                                            Supplemental Information By Fund
                                                                   ------------------------------------------------
                                                                       U.S.         Diversified
                                                                    Government    U.S. Government   GM Common Stock
                                                       Total*      Savings Bonds    Securities     $1-2/3 Par Value
                                                   --------------  -------------  ---------------  ----------------
INVESTMENT INCOME:
  Dividends . . . . . . . . . . . . . . . . . . .    $154,465,343             $-               $-      $127,183,244
  Interest. . . . . . . . . . . . . . . . . . . .     204,933,495        535,742       20,915,883           372,247
                                                    -------------     ----------      -----------     -------------
      Total investment income . . . . . . . . . .     359,398,838        535,742       20,915,883       127,555,491
                                                    -------------     ----------      -----------     -------------
NET APPRECIATION (DEPRECIATION) ON ASSETS
  HELD, SOLD, OR DISTRIBUTED TO PARTICIPANTS. . .     509,242,278              -      (3,878,951)       401,368,829
                                                    -------------     ----------      -----------     -------------
SAVINGS AND CONTRIBUTIONS:
  Employee after-tax savings. . . . . . . . . . .     104,379,564      1,407,102        5,976,048        45,579,988
  Tax deferred contributions. . . . . . . . . . .     233,970,172        616,835       10,340,120        93,471,889
  Employer contributions. . . . . . . . . . . . .      49,818,699              -                -        49,818,699
                                                    -------------     ----------      -----------     -------------
      Total savings and contributions . . . . . .     388,168,435      2,023,937       16,316,168       188,870,576
                                                    -------------     ----------      -----------     -------------
DISTRIBUTIONS TO PARTICIPANTS (net of
  forfeitures and portion of employer
  contributions and earnings thereon which were
  not earned out by withdrawing employees). . . .   (384,022,602)    (6,842,064)     (20,574,028)     (157,001,011)
                                                    -------------     ----------      -----------     -------------
TRANSFERS BETWEEN INVESTMENT OPTIONS. . . . . . .               -              -     (18,045,024)     (302,918,205)
                                                    -------------     ----------      -----------     -------------
NET INCREASE (DECREASE) . . . . . . . . . . . . .     872,786,949    (4,282,385)      (5,265,952)       257,875,680
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING
  OF THE YEAR . . . . . . . . . . . . . . . . . .   6,160,890,652     10,325,529      284,437,411     2,765,074,512
                                                    -------------     ----------      -----------     -------------
NET ASSETS AVAILABLE FOR BENEFITS AT END
  OF THE YEAR . . . . . . . . . . . . . . . . . .  $7,033,677,601     $6,043,144     $279,171,459    $3,022,950,192
                                                    =============     ==========      ===========     =============

* Includes amounts shown on page 7.

                                       Reference should be made to the Notes to Financial Statements.


                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                                                    FOR THE YEAR ENDED DECEMBER 31, l992

                                                              Supplemental Information By Fund
                                  ------------------------------------------------------------------------------------------
                                   GM Class E      GM Class H      Income          Equity        Guaranteed     Participant
                                  Common Stock    Common Stock      Fund         Index Fund   Income Contracts     Loans
                                  ------------   -------------  ------------   -------------  ----------------  ------------
INVESTMENT INCOME:
  Dividends....................    $5,532,534      $3,901,609             $-    $17,847,956                $-            $-
  Interest.....................        43,752          14,704    154,069,357         73,516         1,133,865    27,774,429
                                  -----------     -----------  -------------    -----------        ----------   -----------
    Total investment income....     5,576,286       3,916,313    154,069,357     17,921,472         1,133,865    27,774,429
                                  -----------     -----------  -------------    -----------        ----------   -----------
NET APPRECIATION (DEPRECIATION)
  ON ASSETS HELD, SOLD, OR
  DISTRIBUTED TO PARTICIPANTS..    26,742,928      57,782,374              -     27,227,098                 -             -
                                  -----------     -----------  -------------    -----------        ----------   -----------
SAVINGS AND CONTRIBUTIONS:
  Employee after-tax savings...     7,892,765       2,371,414     27,587,212     13,565,035                 -             -
  Tax deferred contributions...    24,374,060       6,636,590     58,967,053     39,563,625                 -             -
  Employer contributions.......             -               -              -              -                 -             -
                                  -----------     -----------  -------------    -----------        ----------   -----------
      Total savings and
         contributions.........    32,266,825       9,008,004     86,554,265     53,128,660                 -             -
                                  -----------     -----------  -------------    -----------        ----------   -----------
DISTRIBUTIONS TO PARTICIPANTS
  (net of forfeitures and
  portion of employer
  contributions and earnings
  thereon which were not earned
  out by withdrawing employees)  (21,574,862)     (5,354,270)  (132,139,781)   (32,140,167)         (620,596)   (7,775,823)
                                  -----------     -----------  -------------    -----------        ----------   -----------
TRANSFERS BETWEEN INVESTMENT
  OPTIONS......................    93,265,391    (17,856,520)    195,047,356      9,648,362         (400,448)    41,259,088
                                  -----------     -----------  -------------    -----------        ----------   -----------
NET INCREASE (DECREASE)........   136,276,568      47,495,901    303,531,197     75,785,425           112,821    61,257,694
NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF THE YEAR..................   379,132,543      86,670,367  1,707,213,530    573,380,721        13,638,019   341,018,020
                                  -----------     -----------  -------------    -----------        ----------   -----------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END
  OF THE YEAR..................  $515,409,111    $134,166,268 $2,010,744,727   $649,166,146       $13,750,840  $402,275,714
                                  ===========     ===========  =============    ===========        ==========   ===========

                                       Reference should be made to the Notes to Financial Statements.

                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                              DECEMBER 31, 1993
                                                                           Supplemental Information By Fund
                                                                   ------------------------------------------------
                                                                       U.S.         Diversified
                                                                    Government    U.S. Government   GM Common Stock
                                                       Total*      Savings Bonds    Securities     $1-2/3 Par Value
                                                   --------------  -------------  ---------------  ----------------
ASSETS:
INVESTMENTS:
  General Motors common stock, $1-2/3 par value,
    at quoted market value (73,881,598 shares;
    cost $2,810,199,828). . . . . . . . . . . . .  $4,086,575,889             $-               $-    $4,086,575,889
  General Motors Class E common stock,
    $0.10 par value, at quoted market
    value (18,732,789 shares; cost $415,566,633).     549,104,878              -                -                 -
  General Motors Class H common stock,
    $0.10 par value, at quoted market
    value (5,538,382 shares; cost $140,114,678) .     216,689,196              -                -                 -
  United States Government Savings Bonds at
    scheduled redemption value (cost $4,932,913).       6,553,117      6,553,117                -                 -
  Diversified United States Government Securities
    at market value (principal amount
    $264,732,785; cost $283,170,276). . . . . . .     281,978,212              -      281,978,212                 -
  Guaranteed Investment Contracts stated at cost
    plus accumulated interest . . . . . . . . . .   2,906,222,412              -                -                 -
  Equity Index Fund at estimated market value
    (cost $530,357,701) . . . . . . . . . . . . .     823,866,061              -                -                 -
  Loans to Participants . . . . . . . . . . . . .     425,036,226              -                -                 -
                                                    -------------      ---------      -----------     -------------
      Total investments . . . . . . . . . . . . .   9,296,025,991      6,553,117      281,978,212     4,086,575,889
ACCRUED INTEREST RECEIVABLE . . . . . . . . . . .       5,557,866              -        5,557,866                 -
TRANSFERS RECEIVABLE (PAYABLE) BETWEEN
  INVESTMENT OPTIONS. . . . . . . . . . . . . . .               -              -      (1,996,798)        17,038,902
CASH. . . . . . . . . . . . . . . . . . . . . . .      69,286,167         71,912        1,839,915        52,105,493
                                                    -------------      ---------      -----------     -------------
        TOTAL ASSETS. . . . . . . . . . . . . . .   9,370,870,024      6,625,029      287,379,195     4,155,720,284
LIABILITIES:
LOAN OUTSTANDING. . . . . . . . . . . . . . . . .      20,744,910              -                -        15,139,178
                                                   --------------      ---------     ------------    --------------
NET ASSETS AVAILABLE FOR BENEFITS . . . . . . . .  $9,350,125,114     $6,625,029     $287,379,195    $4,140,581,106
                                                    =============      =========      ===========     =============
*Includes amounts shown on page 9.
                                       Reference should be made to the Notes to Financial Statements.

                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                                                              DECEMBER 31, 1993
                                                             Supplemental Information By Fund
                                  ------------------------------------------------------------------------------------------
                                   GM Class E     GM Class H        Income        Equity        Guaranteed       Participant
                                  Common Stock   Common Stock        Fund       Index Fund    Income Contracts      Loans
                                  ------------   ------------    -----------    ----------    ----------------   -----------

ASSETS:
INVESTMENTS:
  General Motors common stock,
    $1-2/3 par value, at quoted
    market value (73,881,598
    shares; cost $2,810,199,828)            $-             $-             $-            $-               $-               $-
  General Motors Class E
    common stock, $0.10 par
    value, at quoted market
    value (18,732,789 shares;
    cost $415,566,633).........    549,104,878              -              -             -                -                -
  General Motors Class H
    common stock, $0.10 par
    value, at quoted market
    value (5,538,382 shares;
    cost $140,114,678).........              -    216,689,196              -             -                -                -
  United States Government
    Savings Bonds at scheduled
    redemption value (cost
    $4,932,913)................              -              -              -             -                -                -
  Diversified United States
    Government Securities
    at market value (principal
    amount $264,732,785;
    cost $283,170,276).........              -              -              -             -                -                -
  Guaranteed Investment Contracts
    stated at cost plus
    accumulated interest.......              -              -  2,892,502,032             -       13,720,380                -
  Equity Index Fund at estimated
    market value
    (cost $530,357,701)........              -              -              -   823,866,061                -                -
  Loans to Participants........              -              -              -             -                -      425,036,226
                                   -----------    -----------  -------------   -----------       ----------      -----------
      Total investments........    549,104,878    216,689,196  2,892,502,032   823,866,061       13,720,380      425,036,226
ACCRUED INTEREST RECEIVABLE....              -              -              -             -                -                -
TRANSFERS RECEIVABLE (PAYABLE)
  BETWEEN INVESTMENT OPTIONS...      (577,635)      2,335,125    (9,951,053)     (912,254)      (5,936,287)                -
CASH...........................      6,520,600      2,746,066      3,151,706     2,809,064           41,411                -
                                   -----------    -----------  -------------   -----------       ----------      -----------
        TOTAL ASSETS...........    555,047,843    221,770,387  2,885,702,685   825,762,871        7,825,504      425,036,226
LIABILITIES:
LOAN OUTSTANDING...............      3,182,956      2,422,776              -             -                -                -
                                   -----------    -----------  -------------   -----------       ----------      -----------
NET ASSETS AVAILABLE FOR
  BENEFITS.....................   $551,864,887   $219,347,611 $2,885,702,685  $825,762,871       $7,825,504     $425,036,226
                                   ===========    ===========  =============   ===========       ==========      ===========

                                       Reference should be made to the Notes to Financial Statements.

                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                              DECEMBER 31, 1992

                                                                           Supplemental Information By Fund
                                                                   ------------------------------------------------
                                                                       U.S.         Diversified
                                                                    Government    U.S. Government   GM Common Stock
                                                       Total*      Savings Bonds    Securities     $1-2/3 Par Value
                                                   --------------  -------------  ---------------  ----------------
ASSETS:
INVESTMENTS:
  General Motors common stock, $1-2/3 par value,
    at quoted market value (94,961,740 shares;
    cost $3,529,688,020).......................... $3,074,386,333             $-               $-    $3,074,386,333
  General Motors Class E common stock,
    $0.10 par value, at quoted market
    value (17,470,230 shares; cost $350,379,373)..    573,241,922              -                -                 -
  General Motors Class H common stock,
    $0.10 par value, at quoted market
    value (5,746,999 shares; cost $122,256,680)...    146,189,287              -                -                 -
  United States Government Savings Bonds at
    scheduled redemption value (cost $4,692,300)..      6,021,478      6,021,478                -                 -
  Diversified United States Government Securities
    at market value (principal amount
    $233,481,785; cost $248,846,156)..............    251,590,389              -      251,590,389                 -
  Guaranteed Investment Contracts stated at cost
    plus accumulated interest.....................  2,026,703,505              -                -                 -
  Equity Index Fund at estimated market value
    (cost $399,050,158)...........................    643,208,703              -                -                 -
  Loans to Participants...........................    402,275,714              -                -                 -
                                                    -------------      ---------      -----------     -------------
      Total investments...........................  7,123,617,331      6,021,478      251,590,389     3,074,386,333
ACCRUED INTEREST RECEIVABLE.......................      6,622,922              -        6,622,922                 -
TRANSFERS RECEIVABLE (PAYABLE) BETWEEN
  INVESTMENT OPTIONS..............................              -              -      (3,944,193)        10,944,641
CASH..............................................     35,688,882         21,666       24,902,341           562,887
                                                    -------------      ---------      -----------     -------------
        TOTAL ASSETS..............................  7,165,929,135      6,043,144      279,171,459     3,085,893,861
LIABILITIES:
ADVANCE FROM GENERAL MOTORS CORPORATION...........    132,251,534              -                -        62,943,669
                                                    -------------      ---------      -----------     -------------
NET ASSETS AVAILABLE FOR BENEFITS................. $7,033,677,601     $6,043,144     $279,171,459    $3,022,950,192
                                                    =============      =========      ===========     =============
*Includes amounts shown on page 11.

                                       Reference should be made to the Notes to Financial Statements.

                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                                                              DECEMBER 31, 1992

                                                             Supplemental Information By Fund
                                  -----------------------------------------------------------------------------------------
                                   GM Class E      GM Class H       Income         Equity        Guaranteed     Participant
                                  Common Stock    Common Stock       Fund        Index Fund   Income Contracts     Loans
                                  ------------   -------------  -------------   ------------  ----------------  -----------
ASSETS:
INVESTMENTS:
  General Motors common stock,
    $1-2/3 par value, at quoted
    market value (94,961,740
    shares; cost $3,529,688,020)            $-              $-             $-            $-                $-            $-
  General Motors Class E common
    stock, $0.10 par value, at
    quoted market value
    (17,470,230 shares;
    cost $350,379,373)..........   573,241,922               -              -             -                 -             -
  General Motors Class H common
    stock, $0.10 par value,
    at quoted market value
    (5,746,999 shares; cost
    $122,256,680)...............             -     146,189,287              -             -                 -             -
  United States Government
    Savings Bonds at scheduled
    redemption value (cost
    $4,692,300).................             -               -              -             -                 -             -
  Diversified United States
    Government Securities
    at market value (principal
    amount $233,481,785; cost
    $248,846,156)...............             -               -              -             -                 -             -
  Guaranteed Investment Contracts
    stated at cost plus
    accumulated interest........             -               -  2,012,925,925             -        13,777,580             -
  Equity Index Fund at estimated
    market value
    (cost $399,050,158).........             -               -              -   643,208,703                 -             -
  Loans to Participants.........             -               -              -                               -   402,275,714
                                   -----------     -----------  -------------   -----------        ----------   -----------
      Total investments.........   573,241,922     146,189,287  2,012,925,925   643,208,703        13,777,580   402,275,714
ACCRUED INTEREST RECEIVABLE.....             -               -              -             -                 -             -
TRANSFERS RECEIVABLE (PAYABLE)
  BETWEEN INVESTMENT OPTIONS....        52,688       (898,635)    (9,904,994)     3,782,561          (32,068)             -
CASH............................       297,982               -      7,723,796     2,174,882             5,328             -
                                   -----------     -----------  -------------   -----------        ----------   -----------
        TOTAL ASSETS............   573,592,592     145,290,652  2,010,744,727   649,166,146        13,750,840   402,275,714
LIABILITIES:
ADVANCE FROM GENERAL MOTORS
  CORPORATION...................    58,183,481      11,124,384              -             -                 -             -
                                   -----------     -----------  -------------   -----------        ----------   -----------
NET ASSETS AVAILABLE FOR
  BENEFITS......................  $515,409,111    $134,166,268 $2,010,744,727  $649,166,146       $13,750,840  $402,275,714
                                   ===========     ===========  =============   ===========        ==========   ===========

                                       Reference should be made to the Notes to Financial Statements.

                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES

                            NOTES TO FINANCIAL STATEMENTS

PROGRAM DESCRIPTION

General Motors Corporation (the "Corporation"), established the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") on October 1, 1955. The Finance Committee of the Corporation's Board of Directors acts as the Program fiduciary and, along with various officers, employees and committees, with authority delegated by the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Certain assets of the Program are held by various Investment Managers under the direction of a Trustee. The Program provides eligible salaried employees with pre-tax and after-tax voluntary savings opportunities. Employee savings are matched, in part, by Corporation contributions credited to the Program. The following brief description of the Program is provided for general information purposes only. Refer to the "Complete Text" of the Program for a comprehensive description (as amended through July 1, 1992).

     Participation
     -------------

     Regular salaried employees in the United States with at least six months of employment are eligible to participate in the Program. Persons classified as leased employees or employees of any directly or indirectly wholly-owned or substantially wholly-owned subsidiary of the Corporation acquired or formed on or after March 1, 1984 are not eligible to participate except as approved by the Corporation's Board of Directors.

     Employee Contributions
     ---------------------

     Employees may elect to contribute to the Program in several ways:

     o Employees may contribute up to 15% of eligible salary on an after-tax basis whereby the contributions are included in the employee's taxable income in the period of contribution ("regular after-tax savings").
     o Employees may contribute up to 15% of eligible salary or $8,994 in 1993, whichever is less, on a tax-deferred basis whereby the contributions are excluded from the employee's taxable income until such amounts are distributed to the employee from the Program ("tax deferred savings"). In 1992, up to 15% of eligible salary or $8,728 could be contributed by an employee on a tax-deferred basis.
     o Employees may elect to contribute to the Program 100% of their distribution from the General Motors Profit Sharing Plan for Salaried Employees in the United States ("Profit Sharing Amount"). Such contributions are also tax-deferred savings.
     o Newly hired employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Savings").

     Corporation Contributions
     -------------------------

     Basic Savings is defined as savings which do not exceed 6% of eligible salary. Basic Savings excludes (1) Profit Sharing Amounts and (2) Rollover Contributions. During 1993 and 1992, the Corporation matched 25% of Basic Savings.

     The Corporation's matching contribution to the Program is being funded via an immediate allocation employee stock ownership plan. Forfeitures of any previously allocated employer matching contributions are used to reduce current employer contributions.

                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES

     A salaried employee hired on or after January 1, 1993 who becomes eligible to participate in the Program will automatically have a Corporation contribution amount equal to 1% of the employee's eligible salary (1% GM Benefit Contribution) allocated monthly to the employee's account.

     The 1% GM Benefit Contribution amount is provided to such new hires since they receive different benefit treatment than salaried employees hired prior to January 1, 1993.

     Investment Options
     ------------------
     The following Investment Options are available under the Program:

     o "United States Government Savings Bonds" consists of Series EE United States Government Savings Bonds. The Federal government guaranteed the interest rate on Series EE bonds issued prior to March 1, 1993 at the greater of 6.0% or 85% of the aggregate average return on five-year United States Treasury securities, compounded semi-annually, provided the Bonds are held at least five years from issue date. Bonds purchased as of March 1, 1993 earn a minimum rate of 4%.

     o "Portfolio of Diversified United States Government Securities" consists of bonds, notes or bills issued under the full faith and credit of the United States Government.

     o    General Motors common stock, $1-2/3 par value.

     o "Income Fund" consists of investment contracts issued by insurance companies or financial institutions. The insurance companies or financial institutions, selected each year, agree to provide a specific net interest rate over a specified period of time. The annual rates of return, contract maturity dates, fund managers, and investment contracts are as follows:

       Annual
        Rate                                                   Investment
      of Return    Maturity Date          Fund Manager         Contracts
      ---------  -----------------   ---------------------   --------------
       8.87%     December 31, 1993   Metropolitan Life          $59,977,095
       8.95%     December 31, 1993   Metropolitan Life           55,633,654
       7.35%     December 31, 1995   Metropolitan Life          324,812,795
       6.79%     January 1, 1994     Metropolitan Life         549,446,764*
       6.73%     January 1, 1994     Metropolitan Life         549,258,140*
       6.86%     December 31, 1993   New York Life              275,114,649
       7.41%     December 31, 1996   New York Life              144,193,063
       6.85%     December 31, 1996   New York Life               70,501,498
       8.75%     January 3, 1995     New York Life               48,387,202
       8.68%     December 31, 1994   Prudential Management      230,418,680
       8.90%     December 31, 1993   Prudential Management      148,183,780
       9.11%     December 31, 1996   Prudential Management       30,574,818
       9.22%     December 31, 1996   Prudential Management      237,497,858
       8.45%     December 31, 1996   Provident National          37,110,726
       3.50%     January 3, 1995     Aetna Life & Casualty       35,030,072
       8.73%     December 31, 1993   Aetna Life & Casualty       96,361,238
                                                              -------------
                                                             $2,892,502,032
                                                              =============
     *Represents 5% or more of Net Assets Available for Benefits.

     Certain investment contracts are with Metropolitan Life who served as the Recordkeeper for the Program through June 30, 1992. Effective July 1, 1992, the recordkeeping function of the Program was assumed by Bankers Trust Company.

                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES

     o "Equity Index Fund" consists of a portfolio of common stocks which is designed to match the performance of the "Standard and Poor's 500 Index".

     o    General Motors Class E common stock, $0.10 par value.

     o    General Motors Class H common stock, $0.10 par value.

     Investment Contracts  Employees may elect to invest up to 100% of
     --------------------
     their Profit Sharing Amounts in an investment contract issued by an insurance company. The insurance company agrees to provide a specific interest rate that is to be earned over a specified period. The specified annual rates of return and the contract periods are as follows:

                     Annual Rate
          Class       of Return               Contract Period
          -----      -----------    ------------------------------------

          1989          8.77%       January 1, 1989 to December 31, 1993
          1986          8.84%       January 1, 1990 to December 31, 1994
          1985          8.85%       January 1, 1989 to December 31, 1993
          1984          8.28%       January 1, 1992 to December 31, 1997

     Under the Program, 50% of the employee's Basic Savings must be invested, in 25% increments, in any one or more of the Corporation's common stocks:
     (1) $1-2/3 par value common stock; (2) Class E, $0.10 par value common stock; or (3) Class H, $0.10 par value common stock. The remaining 50% of Basic Savings, and any Additional Savings, may be invested in up to four of the above listed Program Investment Options at the employee's election in 25% increments. The Corporation's contributions to the Program are invested in $1-2/3 par value common stock.

     Vesting
     -------
     Employee contributions and the related Corporation matching contributions, the 1% GM Benefit Contribution, and earnings thereon vest immediately, except for employees with less than five years of credited service. For those employees, Corporation matching contributions, the 1% GM Benefit Contribution, and earnings thereon vest the earlier of (1) June 30 of the third year following the Year of Formation of the Class, or (2) attainment of five years of credited service.

     Distributions
     -------------
     Employees may withdraw their tax deferred savings after they reach age 59-1/2 or for Financial Hardship, as defined in the Program's "Complete Text". Regular after-tax savings assets may be withdrawn at any time upon employee request after the completion of the Required Retention Period. During the Required Retention Period, regular after-tax savings assets may be withdrawn only once during any two consecutive calendar years. A terminating employee may elect to leave all assets, with a market value of greater than $3,500, in the Program until the earlier of
     (1) April 1 of the year after the Participant reaches the age of 70-1/2, or (2) upon voluntary withdrawal of assets. A retiring employee may elect to defer continuously the distribution of all Program assets. The assets will remain in the Program until a subsequent election is submitted by the Participant. Any assets remaining in the Program beyond the Participant's attainment of age 70-1/2 are subject to Federal minimum distribution requirements.

     In the event a distribution to an employee or his beneficiary cannot be made because the identity or location cannot be determined after reasonable efforts, and the settlement remains undeliverable for a period of one year from the processing date, the assets will be liquidated and deposited into the trust fund. All liability for payment thereof shall thereupon terminate. Any undeliverable assets liquidated will be (1)

                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES


     paid to the employee or beneficiary if the identity or location is subsequently determined, or (2) applied to reduce Corporation matching contributions made pursuant to Section 4 of Article I of the Complete Text.

     The amounts of distributions payable to participants included in net assets available for benefits were $20,582,936 and $9,309,814 as of December 31, 1993 and 1992, respectively.

     Transfers
     ---------
     Participants may transfer funds between Investment Options (except for United States Government Savings Bonds) up to six times per year. Employees may not transfer savings required to be invested in Corporation common stocks, except between stock funds, until completion of the Required Retention Period. Corporation matching contributions and the 1% GM Benefit Contribution required to be invested in $1-2/3 par value common stock may not be transferred until completion of the Required Retention Period. Participants may also transfer that portion of Profit Sharing Amounts invested in the Investment Contracts to other Investment Options, once each year. No transfers into the Investment Contracts are allowed.

     Loans
     -----
     Employees may borrow once per year from both their tax deferred and after-tax savings assets, except for (1) Assets invested in United States Government Savings Bonds, (2) Profit Sharing Investment Contracts, and
     (3) Corporation matching contributions, and the 1% GM Benefit Contribution, and earnings thereon, subject to the Required Retention Period. Assets purchased with current year contributions may be borrowed and assets in United States Government Savings Bonds and vested ESOP Corporation Match, and the 1% GM Benefit Contribution subject to the Required Retention Period may be used to secure loans. The amount and terms of the loans are limited under the Program. The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate on all new loans. Interest paid on the loans is credited back to the borrowing employee's account in the Program.

     The amounts of authorized new but not disbursed loans included in net assets available for benefits were $3,649,233 and $3,856,371 as of December 31, 1993 and 1992, respectively.

     Termination of the Program
     --------------------------
     Although it has not expressed any intent to do so, the Corporation has the right under the Program to discontinue its contributions at any time and to terminate the Program subject to the provisions of ERISA.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

     o Investments are stated at market value which has been determined as follows:

          - Diversified United States Government Securities - at the mean of the bid and asked quoted prices for Treasury Bonds and Notes, and at cost plus discount earned on Treasury Bills.

          - Corporation Common Stocks - at the mean of the high and low quoted market prices.

                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES


          - Guaranteed Investment Contracts - at cost plus accumulated interest as determined by the Investment Manager.

          - Equity Index Fund - at the quoted market prices of the assets in the fund as determined by the Investment Manager.

          - United States Government Savings Bonds - at scheduled redemption value.

     o Corporation common stocks acquired by the Trustee for purposes of the Program may be obtained by purchases on the open market or from the Corporation by subscription or purchase. Such stock acquired by the Trustee on the open market is credited to the Participants' accounts at the average per share cost of such purchases (excluding brokerage commissions, transfer taxes, etc.) made for each month. Stock obtained by the Trustee directly from the Corporation is credited to Participants' accounts either at the average per share cost to the Trustee of the open market purchases of the stock acquired for a particular month or, in those months in which the Trustee acquires no stock on the open market, at the average of the daily mean high and low market prices of the stock as reported on the Composite Tape of transactions for such month. As of December 31, 1992, the Program had a liability of $132,251,534 to the Corporation representing advances to the Program. As of December 31, 1993, this liability no longer exists.

     o The Program has an established line of credit with NationsBank of N.C., N.A. in the amount of $112,500,000. This line of credit is held for the purpose of funding participant settlements. All administrative costs and interest associated with the line of credit are paid by the Corporation. As of December 31, 1993, the Program has an outstanding payable to NationsBank in the amount of $20,744,910.

     o Net appreciation (depreciation) in value of investments held, sold, or distributed represents the change in the market value of the Program's investments during the year.

     o Securities transactions are recorded on the dates the trades are executed.

     o    Investment income is recorded in the year earned.

VOTING RIGHTS

Voting rights are extended to Participants in proportion to their ownership interest in Corporation common stocks.

FEDERAL INCOME TAXES

In August 1989, the Program was determined by the Internal Revenue Service (the "IRS") to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Program has been amended since the effective date included in the determination by the Internal Revenue Service. However, the Program's fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code. The United States Federal income tax status of the employee with respect to the Program is described in the Complete Text of the Program.

                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES


SUBSEQUENT EVENTS

Several modifications have been made to the Savings-Stock Purchase Program subsequent to December 31, 1993. The principal modifications, all of which became effective January 1, 1994 unless otherwise indicated, are:

   . The maximum number of transfers has been changed to one per month from six per calendar year.

   . The maximum number of investment option changes has been increased to one per month from six per calendar year.

   . Loan repayment amounts on all outstanding and new loans will be allocated to the participant's account in the same investment option(s) as selected by the participant for current savings contributions.

   . A new investment option, "Balanced Fund," will be added to the Program effective February 1, 1994.

   . A new investment option, "Mutual Funds," will be added to the Program effective January 1, 1995, or as soon as practicable thereafter.

   . Two existing investment options, "United States Government Savings Bonds" and "Profit Sharing Investment Option," have been eliminated from the Program.

   . Rather than being determined annually, the 1994 specified annual interest rate for assets invested in the Income Fund Investment Option will be determined monthly and is expected to be within a range between 6.2% and 6.5% in 1994.


                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                                          Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                              DECEMBER 31, 1993

                                                    Principal                        Market
                                                      Amount          Cost           Value
                                                   ------------  --------------  --------------


*General Motors common stock, $1-2/3 par value
  (73,881,598 shares)..........................                  $2,810,199,828  $4,086,575,889
                                                                 --------------  --------------

*General Motors Class E common stock,
  $0.10 par value (18,732,789 shares)..........                     415,566,633     549,104,878
                                                                 --------------  --------------

*General Motors Class H common stock,
  $0.10 par value (5,538,382 shares)...........                     140,114,678     216,689,196
                                                                 --------------  --------------

United States Government Savings Bonds -
  Series EE at scheduled redemption value......                       4,932,913       6,553,117
                                                                 --------------  --------------

Diversified U.S. Government Securities:
Treasury Notes @  7.750% Due 03-31-96..........      $3,000,000       3,139,219       3,214,680
Treasury Notes @  7.875% Due 04-15-98..........       3,000,000       3,341,719       3,320,610
Treasury Notes @  6.750% Due 02-28-97..........       6,000,000       6,450,938       6,363,720
Treasury Notes @  4.125% Due 05-31-95..........      14,000,000      14,029,531      14,030,660
Treasury Notes @  8,875% Due 08-15-96..........      19,300,000      21,136,588      21,064,213
Treasury Notes @  7.375% Due 05-15-96..........      20,000,000      21,404,688      21,331,200
Treasury Notes @  7.250% Due 11-15-96..........      26,415,000      28,689,330      28,313,446
Treasury Notes @  8.500% Due 05-15-97..........       7,905,000       8,630,392       8,818,976
Treasury Notes @  8.625% Due 10-15-95..........       1,500,000       1,618,594       1,613,910
Treasury Notes @  8.875% Due 02-15-94..........      21,590,000      22,802,566      21,731,630
Treasury Notes @  9.250% Due 01-15-96..........       7,203,000       7,827,769       7,894,056
Treasury Notes @  9.375% Due 04-15-96..........      42,440,000      47,550,668      47,009,090
Treasury Notes @  7.875% Due 07-15-96..........      19,400,000      20,832,016      20,985,368
Treasury Notes @  8.250% Due 11-15-94..........      10,000,000      10,514,453      10,387,500
Treasury Notes @  8.500% Due 04-15-97..........      18,650,000      21,059,008      20,771,438
Treasury Notes @  8.500% Due 08-15-95..........       4,275,000       4,500,105       4,568,222
Treasury Notes @  7.875% Due 01-15-98..........       4,541,000       5,068,771       5,013,536
Treasury Notes @  6.875% Due 02-15-94..........      27,535,000      28,393,317      27,651,198
Treasury Bonds Due 02-15-94....................       3,600,000       2,838,204       3,588,480
Treasury Bonds Due 08-15-94....................       2,581,860       1,953,539       2,529,784
Treasury Bonds Due 05-15-94....................       1,796,925       1,388,861       1,776,495
                                                   ------------  --------------  --------------


  Total Diversified U.S. Government Securities.    $264,732,785    $283,170,276    $281,978,212
                                                   ------------  --------------  --------------

*Party-in-Interest




                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                                                              December 31, 1993

                                                      Principal                      Market
                                                        Amount        Cost           Value
                                                      ---------  --------------  --------------
Insurance Contracts:
                                             Maturity
    Investment Manager     Contract   Rate     Date
  ----------------------  ----------  -----  --------


   Metropolitan Life           12834  7.35%  12/31/95              $324,812,795    $324,812,795
   Metropolitan Life            9974  8.87%  12/31/93                59,977,095      59,977,095
   Metropolitan Life            9973  8.95%  12/31/93                55,633,654      55,633,654
   Metropolitan Life           13415  6.79%  01/01/94               549,446,764     549,446,764
   Metropolitan Life           13414  6.73%  01/01/94               549,258,140     549,258,140
   New York Life             GA05699  8.75%  01/03/95                48,387,202      48,387,202
   New York Life             GA06362  7.41%  12/31/96               144,193,063     144,193,063
   New York Life         GA06362-002  6.85%  12/31/96                70,501,498      70,501,498
   New York Life             GA06691  6.86%  12/31/93               275,114,649     275,114,649
   Prudential Management    6171-212  8.68%  12/31/94               230,418,680     230,418,680
   Prudential Management    6171-211  8.90%  12/31/93               148,183,780     148,183,780
   Prudential Management    6171-213  9.11%  12/31/96                30,574,818      30,574,818
   Prudential Management    6171-214  9.22%  12/31/96               237,497,858     237,497,858
   Provident National      027-04959  8.45%  12/31/96                37,110,726      37,110,726
   Aetna Life & Casualty    LT-13100  3.50%  01/03/95                35,030,072      35,030,072
   Aetna Life & Casualty    LT-13100  8.73%  12/31/93                96,361,238      96,361,238
   Aetna Life & Casualty  LT-13100-2  8.28%  12/31/97                 6,347,542       6,347,542
   Aetna Life & Casualty    LT-13100  8.85%  12/31/93                 4,418,675       4,418,675
   Aetna Life & Casualty  LT-13100-1  8.84%  12/31/94                 1,382,492       1,382,492
   Aetna Life & Casualty    LT-13100  8.77%  12/31/93                 1,571,671       1,571,671
                                                                  -------------   -------------

     Total Insurance Contracts.......................             2,906,222,412   2,906,222,412
                                                                  -------------   -------------

Equity Index Fund....................................               530,357,701     823,866,061
                                                                  -------------   -------------

Loans to Participants................................               425,036,226     425,036,226
                                                                  -------------   -------------

Total Investments....................................            $7,515,600,667  $9,296,025,991
                                                                  =============   =============





                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES


                                                Item 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1993
                                                       SERIES REPORTABLE TRANSACTIONS


   Column A           Column B       Col C   Col D     Column E      Column F     Column G
- ---------------  -----------------   ------  ------  ------------  ------------  ----------

                                                        Total         Total
  Identity of                        No. of  No. of  Dollar Value  Dollar Value  Net Gain
 Party/Broker       Description      Purch.  Sales   of Purchases    of Sales      (Loss)
- ---------------  -----------------   ------  ------  ------------  ------------  ----------

                                                          $             $             $
Morgan Guaranty  General Motors
                 common stock,
                 $1-2/3 par value    43      -       803,006,634             -            -

*Bankers Trust   General Motors
                 common stock,
                 $1-2/3 par value    -       127               - 1,629,129,774  157,305,155

Morgan Guaranty  General Motors
                 Class E Common
                 Stock, $0.10
                 par value           45      -       310,294,224             -            -

*Bankers Trust   General Motors
                 Class E Common
                 Stock, $0.10
                 par value           -       107               -   217,005,804   13,061,186

Metropolitan
Life             Investment
Insurance         Income
Co.               Contract 6.73%     51      1       559,895,753    12,197,341            -

Metropolitan
Life             Investment
Insurance         Income
Co.               Contract 6.79%     51      1       560,070,394    12,197,341            -



 * Party-in-Interest




